May 9, 2008
Securities and Exchange Commission
100 F Street, N.E.
Mail Stop 3561
Washington, D.C. 20549-3561
Attn: Mr. David R. Humphrey

Re:	Cinemark Holdings, Inc. and Cinemark, Inc. Form 10-Ks
Filed March 28, 2008
File Nos. 001-33401 & 003-31372
Dear Mr. Humphrey:
Cinemark Holdings, Inc. and Cinemark, Inc. (collectively, the “Company”) acknowledge receipt of comments received from the Securities and Exchange Commission staff (the “Staff”) set forth in the Staff’s comment letter dated April 28, 2008 relating to the above-referenced Form 10-Ks filed by the Company on March 28, 2008. For your convenience, each response is preceded by the Staff’s comment to which the response relates. Terms not otherwise defined herein have the meaning ascribed to such terms in the Form 10-Ks.
Cinemark Holdings, Inc.
Form 10-K for the Year Ended December 31, 2007
Management’s Discussion and Analysis, Liquidity and Capital Resources
Covenant Compliance, page 39
1. Comment. We note that, in response to our comment letter dated April 3, 2007, you removed the discussion and presentation of adjusted EBITDA from your Form S-1/A filed March 16, 2007 related to covenant compliance. We also note that you have revised this section in your 2007 Form 10-K to include the disclosure that had been removed. We continue to believe that, as the covenant is actually based on a fixed charge coverage ratio, you should disclose the product of that exact ratio as defined in the indenture. It appears that disclosure of the existence of the 2.0 to 1.0 fixed charge coverage ratio, the product of the actual ratio for the most recent period reported, a statement as to compliance with the actual covenant, and a discussion of known trends or uncertainties with respect to compliance with the actual ratio in the future, as disclosed in your Form S-l declared effective Apri1 23, 2007, would be more appropriate than disclosing the product of another alternative measure that is not consistent with the indenture. Therefore, please revise to eliminate all disclosures related to Adjusted EBITDA and Adjusted EBITDA

Securities and Exchange Commission
May 9, 2008

margin and replace them with the aforementioned disclosures. This comment also applies to Cinemark, Inc.
Response. In response to an SEC comment letter dated April 3, 2007 the Company removed its discussion and presentation of Adjusted EBITDA and Adjusted EBITDA margin from the Form S-1/A declared effective April 23, 2007 and agreed that a discussion of the fixed charge coverage ratio is appropriate for this disclosure. Please note that the Company’s disclosure in the Form 10-Ks addresses the fixed charge coverage ratio as an important covenant and the Company disclosed that as of December 31, 2007, the Company’s fixed charge coverage ratio exceeded the 2.0 to 1.0 requirement contained in the indenture. The disclosure did not specify the exact ratio at December 31, 2007. The Company believes that since the fixed charge coverage ratio must be measured at the time debt is incurred or dividend payments are made, disclosure of the exact ratio on a historical basis is not beneficial. If the SEC believes that disclosure of the exact fixed charge coverage ratio is a beneficial disclosure to the investor, the Company respectfully proposes to disclose such ratio in future annual reports and periodic reports, as applicable. As of December 31, 2007, the fixed charge coverage ratio under the indenture was 3.72. Please see the Company’s response to comment 2 below regarding your comment as to Adjusted EBITDA and Adjusted EBITDA margin.
2. Comment. As a related matter, please explain to us why you made the revision discussed in the previous comment with respect to disclosure that you removed from your Form S-1 declared effective on April 23, 2007, but then included in your 2007 Form 10-K.
Response. The Company prepares its filings using its most recently filed documents as a basis for form and content and to ensure consistency among its various public filings. In preparing the Annual Report on Form 10-K for the year ended December 31, 2007 for Cinemark Holdings, Inc., the Company considered the Cinemark, Inc. Annual Report on Form 10-K for the year ended December 31, 2006 filed on March 28, 2007 as well as the Form S-1/A declared effective on April 23, 2007. The Cinemark, Inc. Annual Report on Form 10-K for the year ended December 31, 2006 included a discussion of covenant compliance that was different than the discussion in the Cinemark Holdings, Inc. Form S-1/A declared effective on April 23, 2007, which excluded the discussion related to Adjusted EBITDA and Adjusted EBITDA margin in response to SEC comments received on April 3, 2007. The Company, in an unintentional oversight, did not revise the covenant compliance disclosure in the Form 10-Ks to match the disclosure contained in the Cinemark Holdings, Inc. Form S-1/A declared effective on April 23, 2007. We respectfully submit that the oversight to revise the disclosure to remove Adjusted EBITDA and Adjusted EBITDA margin does not make any other financial or other information in the respective Form 10-K inaccurate or misleading. However, we agree to remove discussion of Adjusted EBITDA and Adjusted EBITDA margin from our covenant compliance disclosure. We propose to change our disclosure to include the language below on a prospective basis.
     “As of December 31, 20XX, we are in full compliance with all agreements, including related covenants, governing our outstanding debt.

Securities and Exchange Commission
May 9, 2008

     The indenture governing the 9 3/4% senior discount notes requires Cinemark, Inc. to have a fixed charge coverage ratio (as determined under the indenture) of at least 2.0 to 1.0 in order to incur additional indebtedness, issue preferred stock or make certain restricted payments, including dividends to us. Fixed charge coverage ratio is defined as the ratio of consolidated cash flow of Cinemark, Inc. and its subsidiaries to their fixed charges for the four most recent fiscal quarters, giving pro forma effect to certain events as specified in the indenture. Fixed charges is defined as consolidated interest expense of Cinemark, Inc. and its subsidiaries, subject to certain adjustments as provided in the indenture. Cinemark, Inc.’s failure to meet the fixed charge coverage ratio described above could restrict its ability to incur debt or make dividend payments. Cinemark, Inc.’s fixed charge coverage ratio under the indenture was X.XX as of December 31, 20XX, which was in excess of the 2.0 to 1.0 requirement described above.
     We believe we will continue to be in compliance with the fixed charge coverage ratio as we plan to continue to use proceeds from our initial public offering to prepay a portion of our remaining long-term debt, which will result in lower interest expense.
Financial Statements of National CineMedia, LLC
Basis of Presentation. page F-47
3. Comment. We note that you have presented your results of operations for the period ended December 27, 2007 in two periods, reflecting operations prior to and subsequent to the NCM, Inc. IPO. We note from your disclosure that you used this presentation because of the changes at the time of the IPO of NCM, Inc. related to the ESA modifications and related expenses and to revenue arrangements and contracts with the founding members. Please explain to us why you believe such presentation is appropriate, and how the changes at the time of the IPO of NCM, Inc. constitute a change in basis justifying the use of a presentation similar to that used for predecessor/successor situations. This comment also applies to the financial statements of National CineMedia, LLC included in the 2007 Form 10-K for Cinemark, Inc.
Response. The Company included the financial statements of National CineMedia, LLC in the 2007 Form 10-Ks under Rule 3-09 of Regulation S-X. The National CineMedia, LLC financial statements were prepared by National CineMedia, LLC. The Company has inquired of National CineMedia, LLC’s management as to the basis of presentation of their financial statements. National CineMedia, LLC’s management stated that it was their understanding that Leslie Overton, Associate Chief Accountant, Division of Corporate Finance, gave a speech at the 2001 AICPA Conference on December 5, 2001 that included a discussion of carve-out financial statements in the context of an initial public offering. During this speech, it is National CineMedia, LLC’s understanding that Ms. Overton explained that if there are significant differences in Newco’s revenue generating activities, pricing contracts or its cost structure it may be appropriate to separate by perpendicular double lines the periods before and after the formation of Newco. National CineMedia, LLC’s management applied this information by analogy to their situation. National CineMedia, LLC’s management team, based on the referenced guidance, believes that it was appropriate to distinguish operations prior to and subsequent to the NCM, Inc. initial public offering due to the significant changes that were made

Securities and Exchange Commission
May 9, 2008

to its revenue-generating contracts at that time, namely the Exhibitor Services Agreement between National CineMedia and its founding members.
Cinemark, Inc.
Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations
Overview, page 19
4. Comment. We note from your disclosure here that you have prepared your discussion and analysis of the results of operations for the year ended December 31, 2007 (successor) by comparing those results with the results of operations for the period from January 1, 2006 to October 4, 2006 (predecessor) combined with the results of operations for the period from October 5, 2006 to December 31, 2006 (successor). We also note that you recognize this combined presentation does not comply with GAAP but that you believe this presentation provides a meaningful method of comparison of the 2007 and 2006 results. However, although you may believe this discussion provides a meaningful method of comparison, and therefore a supplemental presentation of this type may be appropriate, you are still required to discuss actual results for the fiscal 2006 predecessor and successor periods, as presented on the face of your financial statements, in the position of greatest prominence. Please revise your disclosure accordingly. Refer to the guidance set forth in FR 72 and FR 65, We will not object if you elect to provide a supplemental comparative discussion of the actual operating results for fiscal 2007 to the combined operating results of fiscal 2006 prepared on a pro forma basis consistent, with the form and content standards set forth in Article 11-02(b) of Regulation S-X in addition to a discussion of actual results as required by GAAP.
Response. The Company has reviewed FR 72 and FR 65 as referenced by the Staff. The Company has also reviewed the instructions provided for Item 303 of Regulation S-K and believes its current comparison is meaningful to the reader and is consistent with the following guidance included in the instructions to Item 303: “Generally, the discussion shall cover the three-year period covered by the financial statements and shall use year-to-year comparisons or any other formats that in the registrant’s judgment enhance a reader’s understanding.” The Company believes its current discussion and analysis is consistent with this guidance, however after considering the Staff’s comment, we have prepared a proposed discussion and analysis that addresses the predecessor and successor periods presented on the face of the financial statements. Such proposed discussion and analysis is included in Exhibit A attached hereto.
     The Company files its forms for Cinemark, Inc. in the reduced disclosure format, which requires a discussion and analysis of only current year results of operations. The Company proposes to include the revised discussion and analysis on a prospective basis in the Cinemark, Inc. Annual Report on Form 10-K for the year ended December 31, 2008, thus including not only the required discussion and analysis for the year ended December 31, 2008 but also the revised discussion and analysis as included in Exhibit A. We also do not intend to discuss the

Securities and Exchange Commission
May 9, 2008

predecessor and successor periods on a combined basis nor do we intend to add a pro forma presentation.
Note 17 — Capital Stock. page F-26.
5. Comment. Please confirm to us and revise your disclosure to indicate that all outstanding stock options of Cinemark, Inc. as of the date of the Cinemark Share Exchange were exchanged as part of such transaction for options to purchase shares of Cinemark Holdings, Inc.
Response. The Company confirms that all outstanding stock options of Cinemark, Inc. as of the date of the Cinemark Share Exchange were exchanged as part of such transaction for options to purchase shares of Cinemark Holdings, Inc. The Company has reviewed its disclosures regarding the Cinemark Share Exchange and its share based awards included in Note 17 on page F-26 of the Cinemark, Inc. Form 10-K. The Company believes that the information contained in the discussion of the Company’s share based awards is appropriate for the reader to conclude that all outstanding stock options of Cinemark, Inc. were exchanged for options to purchase shares of Cinemark Holdings, Inc. The disclosure in the discussion of the Company’s stock options includes the statement “All option information has been adjusted to give effect to a 2.9585-to-1 split effected by Cinemark Holdings, Inc. on April 9, 2007” on page F-28 of the filing. While not explicit, this disclosure implicitly indicates that the outstanding options of Cinemark, Inc. had been exchanged for options of Cinemark Holdings, Inc. Additionally, the Company reviewed its 2007 quarterly filings on Form 10-Q for Cinemark, Inc. and noted that the disclosures contained in each of the Form 10-Qs for 2007 included the statement “...and all options to purchase shares of the Company’s common stock under the 2004 Plan were exchanged for an equal numbers of options to purchase shares of Cinemark Holdings, Inc.’s common stock under the 2006 Plan.” (Such disclosures are included on page 11 of the Form 10-Q for the quarter ended March 31, 2007; page 13 of the Form 10-Q for the quarter ended June 30, 2007; and page 13 of the Form 10-Q for the quarter ended September 30, 2007.) Additionally, disclosure in Part I of the Cinemark, Inc. Annual Report on Form 10-K for the year ended December 31, 2006 describes on page 54 the exchange of options in the disclosure regarding the Cinemark Holdings, Inc. 2006 Long Term Incentive Plan. The Company respectfully submits that the disclosures provided in Note 17 and its prior filings are not inaccurate or misleading and adequately informs the reader of the option exchange. However, the Company proposes to change its disclosure to include the suggested language on a prospective basis.
As requested by the Staff, the Company acknowledges the following:
•	the Company is responsible for the adequacy and accuracy of the disclosures in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Securities and Exchange Commission
May 9, 2008

If you have any questions with respect to the foregoing, please call the undersigned at (972) 665-1116.
Sincerely,

/s/ Robert Copple
Robert Copple
Chief Financial Officer
CC: Amy Geddes

Securities and Exchange Commission
May 9, 2008

EXHIBIT A
Results of Operations
     On October 5, 2006, we completed our acquisition of Century Theatres, Inc. Results of operations reflect the inclusion of the Century theatres beginning on the date of acquisition.
     The following table sets forth, for the periods indicated, the percentage of revenues represented by certain items reflected in our consolidated statements of operations:

	Period from	Period from
	January 1,	October 5,
	2006 to	2006 to	Year Ended
	October 4,	December 31,	December 31,
	2006	2006	2007

Operating data (in millions):
Revenues
Admissions	$514.2	$246.1	$1,087.5
Concession	260.2	115.6	516.5
Other	54.7	29.8	78.8

Total revenues	$829.1	$391.5	$1,682.8

Theatre operating costs(2)
Film rentals and advertising	$275.0	$131.0	$589.7
Concession supplies	41.9	17.1	81.1
Salaries and wages	79.0	39.6	173.3
Facility lease expense	109.5	48.3	212.7
Utilities and other	100.9	43.9	191.3

Total theatre operating costs	$606.3	$279.9	$1,248.1

Operating data as a percentage of total revenues:
Revenues
Admissions	62.0%	62.9%	64.6%
Concession	31.4	29.5	30.7
Other	6.6	7.6	4.7

Total revenues	100.0%	100.0%	100.0%

Theatre operating costs(1)(2)
Film rentals and advertising	53.5%	53.2%	54.2%
Concession supplies	16.1	14.8	15.7
Salaries and wages	10.3	10.1	10.3
Facility lease expense	12.5	12.3	12.6
Utilities and other	11.9	11.2	11.4

Total theatre operating costs	73.1%	71.5%	74.2%

Average screen count (month end average)	3,375	4,207	4,558

Revenues per average screen	$245,649	$93,072	$369,200

(1)	All costs are expressed as a percentage of total revenues, except film rentals and advertising, which are expressed as a percentage of admissions revenues, and concession supplies, which are expressed as a percentage of concession revenues.

(2)	Excludes deprecation and amortization expense.
Analysis of Year Ended December 31, 2007

Securities and Exchange Commission
May 9, 2008

     Revenues. Total revenues were $1,682.8 million for the year ended December 31, 2007. The table below, presented by reportable operating segment, summarizes our revenue performance and certain key performance indicators that impact our revenues for the year ended December 31, 2007.

	U.S.	International
	Operating	Operating
	Segment	Segment	Consolidated

Admissions revenues (in millions)	$879.1	$208.4	$1,087.5
Concession revenues (in millions)	$424.4	$92.1	$516.5
Other revenues (in millions) (1)	$45.6	$33.2	$78.8
Total revenues (in millions) (1)	$1,349.1	$333.7	$1,682.8
Attendance (in millions)	151.7	61.0	212.7
Revenues per screen (in dollars) (1)	$376,771	$341,451	$369,200

(1)	U.S. operating segment revenues include eliminations of intercompany transactions with the international operating segment. See Note 21 of our consolidated financial statements.
•	Consolidated. Admissions revenues of $1,087.5 million was attributable to attendance of 212.7 million patrons and an average ticket price of $5.11. Concession revenues of $516.5 million was attributable to attendance of 212.7 million patrons and a concession revenues per patron rate of $2.43. The 2007 period was the first full year of operations of the 77 Century theatres acquired during the period from October 5, 2006 to December 31, 2006. The attendance levels were reflective of the solid slate of films released during 2007 and new theatre openings. Average ticket prices and concession revenues per patron were reflective of price increases and favorable exchange rates in certain countries in which we operate.
•	U.S. Admissions revenues of $879.1 million was attributable to attendance of 151.7 million patrons for 2007 and an average ticket price of $5.79. Concession revenues of $424.4 million was attributable to attendance of 151.7 million patrons and a concession revenues per patron rate of $2.80. The 2007 period was the first full year of operations of the 77 Century theatres acquired during the period from October 5, 2006 to December 31, 2006. The attendance levels were reflective of the solid slate of films released during 2007 and new theatre openings. Average ticket prices and concession revenues per patron were reflective of price increases.
•	International. Admissions revenues of $208.4 million was attributable to attendance of 61.0 million patrons and an average ticket price of $3.42. Concession revenues of $92.1 million was attributable to attendance of 61.0 million patrons and a concession revenues per patron rate of $1.51. Attendance levels were reflective of new theatre openings and average ticket prices and concession revenues per patron were reflective of price increases and favorable exchange rates in certain countries in which we operate.
     Theatre Operating Costs (excludes depreciation and amortization expense). Theatre operating costs were $1,248.1 million, or 74.2% of revenues, for 2007. The table below, presented by reportable operating segment, summarizes our theatre operating costs for 2007.

Securities and Exchange Commission
May 9, 2008

	U.S.	International
	Operating	Operating
	Segment	Segment	Consolidated

Film rentals and advertising	$485.2	$104.5	$589.7
Concession supplies	57.8	23.3	81.1
Salaries and wages	146.7	26.6	173.3
Facility lease expense	161.7	51.0	212.7
Utilities and other	149.0	42.3	191.3

Total theatre operating costs	$1,000.4	$247.7	$1,248.1

•	Consolidated. Film rentals and advertising costs were $589.7 million for 2007 representing 54.2% of admissions revenues. Our film rental and advertising rate is reflective of higher than average rates on certain blockbuster sequels that were released during 2007. Concession supplies expense was $81.1 million representing 15.7% of concession revenues.

Salaries and wages were $173.3 million, which represents 10.3% of total revenues and is reflective of salaries and wages related to the 77 Century theatres acquired during the period from October 5, 2006 to December 31, 2006, an increase in minimum wages in the U.S., and new theatre openings. Facility lease expense was $212.7 million, which represented 12.6% of total revenues and included expenses related to the 77 Century theatres acquired during the period from October 5, 2006 to December 31, 2006, percentage rent related to the increased revenues and new theatre openings. Utilities and other costs was $191.3 million for 2007, which represented 11.4% of total revenues and included expenses related to the 77 Century theatres acquired during the period from October 5, 2006 to December 31, 2006 and new theatre openings.
•	U.S. Film rentals and advertising costs were $485.2 million representing 55.2% of admissions revenues. Film rentals and advertising costs reflected higher than average rates due to certain blockbuster sequels released during 2007. Concession supplies expense was $57.8 million representing 13.6% of concession revenues.

Salaries and wages was $146.7 million, which represented 10.9% of total revenues and was reflective of salaries and wages related to the 77 Century theatres acquired during the period from October 5, 2006 to December 31, 2006, an increase in minimum wages in the U.S., and new theatre openings. Facility lease expense was $161.7 million, which represented 12.0% of total revenues, and included expenses related to the 77 Century theatres acquired during the period from October 5, 2006 to December 31, 2006, percentage rent related to the increased revenues and new theatre openings. Utilities and other costs were $149.0 million, which represented 11.0% of total revenues and included expenses related to the 77 Century theatres acquired during the period from October 5, 2006 to December 31, 2006 and new theatre openings.
•	International. Film rentals and advertising costs were $104.5 million, representing 50.1% of admissions revenues. Concession supplies expense was $23.3 million, representing 25.3% of concession revenues.

Salaries and wages were $26.6 million, representing 8.0% of total revenues, facility lease expense was $51.0 million, representing 15.3% of total revenues, and utilities and other costs was $42.3 million, representing 12.7% of total revenues, all of which included expenses related to new theatre openings.
     General and Administrative Expenses. General and administrative expenses were $78.9 million and included salaries, wages and related costs of $45.8 million, professional fees of $7.9 million, and service charges related to credit card activity of $7.4 million, all of which were reflective of the 77 Century theatres acquired during the period from October 5, 2006 to December 31, 2006.
     Termination of Profit Participation Agreement. Upon consummation of our initial public offering on April 24, 2007, we exercised our option to terminate the amended and restated profit participation agreement with our CEO Alan Stock and purchased Mr. Stock’s profit interest in two theatres on May 3, 2007 for a price of $6.9 million

Securities and Exchange Commission
May 9, 2008

pursuant to the terms of the amended and restated profit participation agreement. In addition, we incurred $0.1 million of payroll taxes related to the termination. See Note 22 to our consolidated financial statements.
     Depreciation and Amortization. Depreciation and amortization expense, including amortization of favorable leases, was $151.7 million and included the impact of the Century Acquisition and new theatre openings.
     Impairment of Long-Lived Assets. We recorded asset impairment charges on assets held and used of $86.6 million, which consisted of $14.2 million of theatre properties, $67.7 million of goodwill associated with theatre properties, and $4.7 million of intangible assets associated with theatre properties. During 2006, we recorded $508.8 million of goodwill related to the push down of our parent company’s accounting basis (see Note 4 to the consolidated financial statements) and we recorded approximately $658.5 million of goodwill as a result of the Century Acquisition. (see Note 5 to the consolidated financial statements.) We record goodwill at the theatre level, which results in more volatile impairment charges on an annual basis due to changes in market conditions and box office performance and the resulting impact on individual theatres. Significant judgment is involved in estimating cash flows and fair value. Management’s estimates are based on historical and projected operating performance as well as recent market transactions. See Notes 9 and 10 to our consolidated financial statements.
     Gain on Sale of Assets and Other. We recorded a gain on sale of assets and other of $3.0 million, which primarily related to the sale of real property associated with one theatre in the U.S.
     Interest Expense. Interest costs incurred, including amortization of debt issue costs, was $145.6 million. See Note 12 to our consolidated financial statements for a discussion of our long-term debt and related interest rates.
     Gain on NCM Transaction. We recorded a gain of $210.8 million on the sale of a portion of our equity investment in NCM in conjunction with the initial public offering of NCM, Inc. during 2007. Our ownership interest in NCM was reduced from approximately 25% to approximately 14% as part of this sale of stock in the offering. See Note 6 to our consolidated financial statements.
     Gain on Fandango Transaction. We recorded a gain of $9.2 million as a result of the sale of our investment in stock of Fandango, Inc. See Note 8 to our consolidated financial statements.
     Loss on Early Retirement of Debt. During 2007, we recorded a loss on early retirement of debt of $13.5 million which was a result of the repurchase of $332.1 million aggregate principal amount of our 9% senior subordinated notes and the repurchase of $69.2 million aggregate principal amount at maturity of our 9 3/4% senior discount notes, all of which resulted in the write-off of unamortized debt issue costs and the payment of premiums, fees and expenses. See Notes 5 and 12 to our consolidated financial statements.
     Distributions from NCM. We recorded distributions received from NCM of $11.5 million during 2007, which were in excess of the carrying value of our investment. See Note 6 to our consolidated financial statements.
     Income Taxes. We recorded income tax expense of $109.5 million, which represented an effective tax rate of 56.3% The effective tax rate, net of the impact from the goodwill impairment charges, would have been approximately 41.8%. See Note 19 to our consolidated financial statements.

Securities and Exchange Commission
May 9, 2008

Analysis of Period from January 1, 2006 to October 4, 2006
     Revenues. Total revenues were $829.1 million for the period from January 1, 2006 to October 4, 2006. The table below, presented by reportable operating segment, summarizes our revenue performance and certain key performance indicators that impact our revenues for the period from January 1, 2006 to October 4, 2006:

	U.S.	International
	Operating	Operating
	Segment	Segment	Consolidated

Admissions revenues (in millions)	$370.4	$143.8	$514.2
Concession revenues (in millions)	$199.1	$61.1	$260.2
Other revenues (in millions) (1)	$36.8	$17.9	$54.7
Total revenues (in millions) (1)	$606.3	$222.8	$829.1
Attendance (in millions)	81.6	46.9	128.5
Revenues per screen (in dollars) (1)	$247,564	$240,583	$245,649

(1)	U.S. operating segment revenues include eliminations of intercompany transactions with the international operating segment. See Note 21 of our consolidated financial statements.
•	Consolidated. Admissions revenues of $514.2 million was attributable to attendance of 128.5 million patrons and an average ticket price of $4.00. Concession revenues of $260.2 million was attributable to attendance of 128.5 million patrons and a concession revenues per patron rate of $2.03.
•	U.S. Admissions revenues of $370.4 million was attributable to attendance of 81.6 million patrons and an average ticket price of $4.54. Concession revenues of $199.1 million was attributable to attendance of 81.6 million patrons and a concession revenues per patron rate of $2.44.
•	International. Admissions revenues of $143.8 million was attributable to attendance of 46.9 million patrons and an average ticket price of $3.06. Concession revenues of $61.1 million was attributable to attendance of 46.9 million patrons and a concession revenues per patron rate of $1.30.
     Theatre Operating Costs (excludes depreciation and amortization expense). Theatre operating costs were $606.3 million, or 73.1% of revenues, for the period from January 1, 2006 to October 4, 2006. The table below, presented by reportable operating segment, summarizes our theatre operating costs for the period from January 1, 2006 to October 4, 2006:

	U.S.	International
	Operating	Operating
	Segment	Segment	Consolidated

Film rentals and advertising	$203.1	$71.9	$275.0
Concession supplies	26.3	15.6	41.9
Salaries and wages	62.2	16.8	79.0
Facility lease expense	75.9	33.6	109.5
Utilities and other	72.3	28.6	100.9

Total theatre operating costs	$439.8	$166.5	$606.3

•	Consolidated. Film rentals and advertising costs were $275.0 million, representing 53.5% of admissions revenues. Concession supplies expense was $41.9 million, representing 16.1% of concession revenues.

Securities and Exchange Commission
May 9, 2008

Salaries and wages was $79.0 million, representing 9.5% of total revenues, facility lease expense was $109.5 million, representing 13.2% of total revenues, and utilities and other costs were $100.9 million, representing 12.2% of total revenues.

•	U.S. Film rentals and advertising costs were $203.1 million, representing 54.8% of admissions revenues. Concession supplies expense was $26.3 million, representing 13.2% of concession revenues.

Salaries and wages were $62.2 million, representing 10.3% of total revenues, facility lease expense was $75.9 million, representing 12.5% of total revenues, and utilities and other costs were $72.3 million, representing 11.9% of total revenues, all of which reflected the impact of new theatre openings.

•	International. Film rentals and advertising costs were $71.9 million, representing 50.0% of admissions revenues. Concession supplies expense was $15.6 million, representing 25.5% of concession revenues.

Salaries and wages were $16.8 million, representing 7.5% of total revenues, facility lease expense was $33.6 million, representing 15.1% of total revenues, and utilities and other costs were $28.6 million, representing 12.8% of total revenues, all of which reflected the impact of new theatre openings.
     General and Administrative Expenses. General and administrative expenses were $46.0 million and included salaries, wages and related costs of $28.1 million, professional fees of $3.4 million, and service charges related to credit card activity of $3.2 million.
     Depreciation and Amortization. Depreciation and amortization expense, including amortization of favorable leases, was $60.0 million.
     Impairment of Long-Lived Assets. We recorded asset impairment charges on assets held and used of $5.7 million, which was for theatre properties.
     Loss on Sale of Assets and Other. We recorded a loss on sale of assets and other of $2.9 million, which primarily related to a loss on the exchange of a theatre in the United States with a third party, the write-off of intangible assets for closed theatres, lease termination fees incurred due to theatre closures and the replacement of certain theatre assets.
     Interest Expense. Interest costs incurred, including amortization of debt issue costs, was $69.2 million. See Note 12 to our consolidated financial statements for a discussion of our long-term debt and related interest rates.
     Loss on Early Retirement of Debt. We recorded a loss on early retirement of debt of approximately $3.3 million related to the repurchase of $10.0 million aggregate principal amount of our 9% senior subordinated notes and $39.8 million aggregate principal amount at maturity of our 9 3/4% senior discount notes. See Note 12 to our consolidated financial statements.
     Income Taxes. We recorded income tax expense of $9.1 million, which represented an effective tax rate of 24.0%. See Note 19 to our consolidated financial statements.

Securities and Exchange Commission
May 9, 2008

Analysis of Period from October 5, 2006 to December 31, 2006
     Revenues. Total revenues were $391.5 million for the period from October 5, 2006 to December 31, 2006. The table below, presented by reportable operating segment, summarizes our revenue performance and certain key performance indicators that impact our revenues for the period from October 5, 2006 to December 31, 2006:

	U.S.	International
	Operating	Operating
	Segment	Segment	Consolidated
Admissions revenues (in millions)	$207.6	$38.5	$246.1
Concession revenues (in millions)	$98.3	$17.3	$115.6
Other revenues (in millions) (1)	$22.5	$7.3	$29.8
Total revenues (in millions) (1)	$328.4	$63.1	$391.5
Attendance (in millions)	37.2	12.6	49.8
Revenues per screen (in dollars) (1)	$100,939	$66,203	$93,072

(1)	U.S. operating segment revenues include eliminations of intercompany transactions with the international operating segment. See Note 21 of our consolidated financial statements.
•	Consolidated. Admissions revenues of $246.1 million was attributable to attendance of 49.8 million patrons and an average ticket price of $4.94. Concession revenues of $115.6 million was attributable to attendance of 49.8 million patrons and concession revenues per patron rate of $2.32.

•	U.S. Admissions revenues of $207.6 million was attributable to attendance of 37.2 million patrons and an average ticket price of $5.59. Concession revenues of $98.3 million was attributable to attendance of 37.2 million patrons and a concession revenues per patron rate of $2.65.

•	International. Admissions revenues of $38.5 million was attributable to attendance of 12.6 million patrons and an average ticket price of $3.05. Concession revenues of $17.3 million was attributable to attendance of 12.6 million patrons and a concession revenues per patron rate of $1.37.
     Theatre Operating Costs (excludes depreciation and amortization expense). Theatre operating costs were $279.9 million, or 71.5% of revenues, for the period from October 5, 2006 to December 31, 2006. The table below, presented by reportable operating segment, summarizes our theatre operating costs for the period from October 5, 2006 to December 31, 2006:

	U.S.	International
	Operating	Operating
	Segment	Segment	Consolidated
Film rentals and advertising	$112.3	$18.7	$131.0
Concession supplies	12.4	4.7	17.1
Salaries and wages	33.6	6.0	39.6
Facility lease expense	38.6	9.7	48.3
Utilities and other	36.0	7.9	43.9

Total theatre operating costs	$232.9	$47.0	$279.9

•	Consolidated. Film rentals and advertising costs were $131.0 million, representing 53.2% of admissions revenues. Concession supplies expense was $17.1 million, representing 14.8% of concession revenues.

Securities and Exchange Commission
May 9, 2008

Salaries and wages were $39.6 million, representing 10.1% of total revenues, facility lease expense was $48.3 million, representing 12.3% of total revenues, and utilities and other costs were $43.9 million, representing 11.2% of total revenues.

•	U.S. Film rentals and advertising costs were $112.3 million, representing 54.1% of admissions revenues. Concession supplies expense was $12.4 million, representing 12.6% of concession revenues.

Salaries and wages were $33.6 million, representing 10.2% of total revenues, facility lease expense was $38.6 million, representing 11.8% of total revenues, and utilities and other costs were $36.0 million, representing 11.0% of total revenues, all of which reflected the impact of new theatre openings.

•	International. Film rentals and advertising costs were $18.7 million, representing 48.6% of admissions revenues. Concession supplies expense was $4.7 million, representing 27.2% of concession revenues.

Salaries and wages were $6.0 million, representing 9.5% of total revenues, facility lease expense was $9.7 million, representing 15.4% of total revenues, and utilities and other costs were $7.9 million, representing 12.5% of total revenues, all of which reflected the impact of new theatre openings.
     General and Administrative Expenses. General and administrative expenses were $21.8 million and included salaries, wages and related costs of $12.3 million, professional fees of $2.3 million, and service charges related to credit card activity of $1.6 million.
     Depreciation and Amortization. Depreciation and amortization expense, including amortization of favorable leases, was $34.9 million.
     Impairment of Long-Lived Assets. We recorded asset impairment charges on assets held and used of $23.3 million, which consisted of $8.4 million of theatre properties, $13.6 million of goodwill associated with theatre properties, and $1.3 million of intangible assets associated with theatre properties. During the period from October 5, 2006 to December 31, 2006, we recorded $508.8 million of goodwill related to the push down of our parent company’s accounting basis (see Note 4 to the consolidated financial statements) and we recorded approximately $658.5 million of goodwill as a result of the Century Acquisition. (see Note 5 to the consolidated financial statements.) We record goodwill at the theatre level, which results in more volatile impairment charges on an annual basis due to changes in market conditions and box office performance and the resulting impact on individual theatres. Significant judgment is involved in estimating cash flows and fair value. Management’s estimates are based on historical and projected operating performance as well as recent market transactions. See Notes 9 and 10 to our consolidated financial statements.
     Loss on Sale of Assets and Other. We recorded a loss on sale of assets and other of $2.3 million, which primarily related to the sale of real property associated with one of our U.S. theatres.
     Interest Expense. Interest costs incurred, including amortization of debt issue costs, was $42.2 million. See Note 12 to our consolidated financial statements for a discussion of our long-term debt and related interest rates.
     Loss on Early Retirement of Debt. We recorded a loss on early retirement of debt of approximately $5.8 million related to the refinancing of our existing term loan in connection with the Century Acquisition. See Notes 5 and 12 to our consolidated financial statements.
     Income Taxes. We recorded income tax expense of $3.1 million, which represented an effective tax rate of (18.1%). See Note 19 to our consolidated financial statements.